KEVIN A. PRAKKE

kprakke@maupintaylor.com

April 21, 2006

Via EDGAR

Cheryl Grant

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549-0306

Re:          VCampus Corporation

Preliminary Proxy Statement on Schedule 14A filed on April 13, 2006

File No. 0-21421

Dear Ms. Grant:

We write this letter on behalf of our client VCampus Corporation in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing (the “Proxy”), as communicated to us by phone earlier today. In particular, the Staff has asked VCampus to revise Proposal No. 5 of the Proxy to enhance its disclosures regarding the consequences to stockholders of the proposed increase in the number of authorized shares.

VCampus hereby supplementally advises the Staff that it proposes to revise Proposal No. 5 in accordance with the Staff’s comments as follows:

PROPOSAL NO. 5

APPROVAL OF AN INCREASE IN THE NUMBER
OF AUTHORIZED SHARES OF COMMON STOCK

The Board of Directors has approved, and recommends that the stockholders approve, an amendment to our Certificate of Incorporation to increase the number of shares of authorized common stock by 14,000,000 shares, thereby increasing the total number of authorized shares of common stock from 36,000,000 shares to 50,000,000 shares.

As of the record date for the annual meeting, if all of the Company’s currently outstanding preferred stock, convertible notes, options and warrants were converted into or exercised for common stock, we would have approximately 25,569,500 shares of common stock outstanding, leaving only approximately 10,430,500 shares of common stock authorized for future issuance. Management believes that more authorized shares could be needed to meet future contingencies. In addition, the Board believes that the increased number of authorized shares of common stock will provide VCampus and its stockholders several potential long-term advantages. We could pursue acquisitions or enter into other transactions involving the issuance of stock, such as the acquisition and financing described in Proposal No. 4, that provide the potential for growth and profit. We could also raise cash through additional sales of stock privately or publicly. In addition, the availability of additional shares of authorized common stock would make any future transactions dependent on the issuance of additional shares less likely to be undermined by delays and uncertainties occasioned by the need to obtain shareholder authorization prior to the consummation of such transactions. Other than as contemplated by Proposal No. 4, we currently have no definitive plans to issue additional shares of common stock.

Upon stockholder approval of this proposed amendment, the additional shares might be used, without any further stockholder approval, for various purposes including, without limitation, raising capital, providing equity incentives to employees, officers, directors or consultants, establishing strategic relationships with other companies and expanding the Company’s business or product lines through the acquisition of other businesses or products.

The additional common stock to be authorized by approval of the amendment to the Company’s Certificate of Incorporation would have rights identical to the currently outstanding common stock of the Company. Approval of the amendment to the Certificate of Incorporation would not immediately affect the rights of the holders of currently outstanding common stock of the Company. However, to the extent that additional authorized shares of common stock are issued and outstanding in the future, such additional shares would decrease the equity ownership percentage of, and dilute the voting rights of, current holders of common stock. In addition, an issuance of additional shares of common stock by the Company could have an effect on the potential realizable value of a stockholder’s investment. In the absence of a proportionate increase in the Company’s earnings and book value, an increase in the aggregate number of outstanding shares of common stock caused by the issuance of such additional shares would dilute the earnings per share and book value per share of all outstanding shares of the Company’s capital stock. If such factors were reflected in the price per share of common stock, the potential realizable value of a stockholder’s investment could be adversely affected.

The additional shares of common stock that would become available for issuance if the proposal were approved could also be used by the Company to oppose a hostile takeover attempt or delay or prevent changes in control or management of the Company. For example, without further stockholder approval, the Board could strategically sell shares of common stock in a private transaction to purchasers who would oppose a takeover or favor the current Board.

Although this proposal to increase the authorized common stock has been prompted by business and financial considerations and not by the threat of any hostile takeover attempt and the Board is not currently aware of any such attempts directed at the Company, nevertheless, stockholders should be aware that approval of this Proposal No. 5 could facilitate future efforts by the Company to deter or prevent changes in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices.

As of the record date for the annual meeting, the number of outstanding shares of common stock was approximately 9,669,456. Add to that number the approximately 5,241,785 shares issuable in connection with the recent preferred stock financings as described in Proposals No. 3 and No. 4, plus approximately 10,658,259 additional shares of common stock to cover other outstanding warrants and options (plus the 1,000,000 additional shares requested for future issuance under Proposal No. 2 for the new stock plan), and we could easily need more than the remaining approximately 9,000,000 authorized shares of common stock to meet our foreseeable stock needs. We believe that increasing the number of authorized shares by 14,000,000 to 50,000,000 is appropriate to provide flexibility for future contingencies.

Vote Required

The affirmative vote of the holders of at least at majority of all outstanding shares of our common stock and preferred stock entitled to vote thereon and voting together as a single class is required to approve this amendment to our Certificate of Incorporation.

In accordance with Delaware law, abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present at the meeting. Because we need an absolute majority vote to approve this proposal, abstentions and broker non-votes will have the same effect as negative votes.

The Board of Directors has unanimously approved the proposed amendment to our Certificate of Incorporation to increase the number of authorized shares of common stock, and recommends you vote “FOR” Proposal No. 5.

[end of proposal]

VCampus respectfully submits that the proposed revisions set forth above are appropriately responsive to the Comments of the Staff. Upon the Staff’s approval, VCampus will include the revised proposal in its definitive proxy (or refile the preliminary proxy, if necessary).

VCampus respectfully requests that if the Staff has any additional comments, they be directed to the undersigned, or that you contact the undersigned to indicate that you have no further comments, at your earliest possible convenience, so that VCampus can file and mail its definitive proxy materials to stockholders well in advance of the meeting. We appreciate your responsiveness.

Sincerely,

/s/ Kevin A. Prakke

cc: Christopher L. Nelson